SRM ENTERTAINMENT, INC.

1061 E Indiantown Road, Suite 110

Jupiter, FL 33477

Tel: (212) 930-9700

February 6, 2023

VIA EDGAR

Erin Donahue and Asia Timmons-Pierce

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Re: SRM Entertainment, Inc.
Draft Registration Statement on Form S-1 Submitted on December 14, 2022
CIK No. 0001956744

Dear Mr. Donahue and Ms. Timmons-Pierce,

On behalf of SRM Entertainment, Inc. (the “Company”), this letter responds to comments provided by the staff of the Division of Corporation Finance (the “Staff”), of the Securities and Exchange Commission (the “Commission”) provided to the undersigned on January 12, 2023, regarding the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”), which was submitted to the Commission on December 14, 2022.

For convenience, the Staff’s comments have been restated below and the Company’s responses are set out immediately under the restated comments. An amendment to the Registration Statement (“Amendment No. 1”) reflecting changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement, has also been submitted on this date. Unless otherwise indicated, defined terms used herein have the meanings set forth in Amendment No. 1.

Draft Registration Statement on Form S-1 submitted on December 14, 2022

Our Market

Opportunity, page 3

1.	We note your disclosure that you believe the government segment represents additional growth for you. Please elaborate your plans with respect to government segment of business.

Response: The Company acknowledges the Staff’s comment and has removed the disclosure claiming that the government segment represents additional growth for us on page 3 of the Amendment No. 1.

Risk Factors, page 21

2.	Please disclose whether you are subject to material cybersecurity risks in your supply chain based on third-party products, software, or services used in your products, services, or business and how a cybersecurity incident in your supply chain could impact your business. Discuss the measures you have taken to mitigate these risks.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has determined that there are no material risks associated with cybersecurity in the Company’s supply chain.

SRM Entertainment, Inc.
February 6, 2023

Our amended and restated articles of incorporation will contain exclusive forum provisions that may discourage lawsuits, page 44

3.	We note that your forum selection provision identifies a state court located within the State of Nevada or, if no state court located within the State of Nevada has jurisdiction, the federal district court for the District of Nevada as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Exchange Act. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

Response: The Company acknowledges the Staff’s comment and has revised its risk factor on page 44 of Amendment No. 1 to disclose accordingly.

Capitalization, page 47

4.	Revise the table to present an “actual” column reflecting the amounts from the registrant’s balance sheet as of September 30, 2022. In addition, please revise the “combined” column to show a “pro forma combined” column that reflects the impact of the December 2022 consummation of the Exchange Agreement in which the operating entity, SRM Entertainment Limited, was combined with the registrant. Further, revise the introductory paragraphs and include appropriate footnotes to reflect your revised presentation.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 47 of Amendment No. 1.

5.	Tell us the date on which the transactions related to the Exchange Agreement were consummated.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 5, 54, F-10, F-20, F-29, and II-2 of Amendment No. 1 to include that the Exchange Agreement will be consummated immediately prior to the effective date of the Registration Statement.

Dilution, page 48

6.	In the table on page 49 the Total Consideration column appears to be incorrectly labeled as showing amounts in thousands of dollars, but the amounts presented are in actual dollars. Please revise, or advise us.

Response: The Company acknowledges the Staff’s comment and has revised the Total Consideration column to reflect the amounts presented are in actual dollars on page 49 of Amendment No. 1.

SRM Entertainment, Inc.
February 6, 2023

Selected Combined Financial Data, page 50

7.	We note that you present selected combined financial data here and that you include management’s discussion and analysis based on that combined financial data. However, the combined data included on pages 51 and 52 does not appear to reflect any amounts reported on the financial statements of SRM Entertainment Inc. Please address the following:

Reconcile for us the amounts presented on the combined balance sheet data as of September 30, 2022 to the balance sheets of SRM Entertainment Inc. and SRM Entertainment Limited at that same date. Provide a similar reconciliation for the combined statement of operations for the interim period ended September 30, 2022.

To the extent that you submit an amendment to the draft registration statement prior to the date on which an update to your financial statements is required by Rule 8-08 of Regulation S-X, please revise to include supporting pro forma financial statements compliant with Article 11 of Regulation S-X that reflect the consummation of the Exchange Agreement transactions and the combination of SRM Entertainment Inc. and SRM Entertainment Limited. Clearly explain how you accounted for the transactions that resulted in the combined financial statements, referencing the appropriate accounting guidance, and cross-referencing all pro forma adjustments to descriptive footnotes. Alternatively, expand the unaudited pro forma condensed combined financial statements beginning on page 53 to present that information (i.e., add columns to show how you arrived at the amounts in the “historical” columns) and relabel the presentation as appropriate.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure to present the combined historical financial statements as if the transaction had occurred on January 1, 2021.

Business, page 67

8.	Please disclose the types of agreements that you enter into with your retailers, distributors and other channel partners. Please file any material agreements as exhibits to your registration statement.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure to include the obligations of the Company under their sales representative agreements and license agreements on page 66 of Amendment No. 1. Furthermore, the Company has filed the two license agreements entered into by the Company as exhibits to Amendment No.1.

SRM Entertainment, Inc.
February 6, 2023

Business

How We Plan to Grow - Long-term Growth Strategy, page 68

9.	Please revise the last paragraph on page 68 to correctly indicate that your sales for the year-to-date period ended September 30, 2022 were $5,199,807, and not $3,682,261 as currently disclosed.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 64 of Amendment No. 1.

How We Plan To Grow, page 68

10.	Please revise to include disclosure on the current status of your research and development. Please elaborate on your timeline for certain products. For instance, please disclose timeline for adding “light up drinkware, stainless water bottles, plush back packs, melamine, and vinyl figures” and your timeline for adding integrating “Smart Toy” technology.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure accordingly to provide updates on the research and development process and respective timelines for light up drinkware, stainless water bottles, plush back packs, melamine, and vinyl figures on pages 4 and 67 of Amendment No. 1. In addition, the Company does not have a current timeline of integrating “Smart Toy” technology and has removed the relevant disclosure.

Intellectual Property, page 70

11.	We note your reference to licensing relationships on page 67. Please disclose the scope and term of any material license agreements and file any material license agreements as exhibits to your registration statement. Please also disclose the duration and scope of patents that are material to your business.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure accordingly on page 66 of Amendment No. 1 with respect to the duration and scope of the licensed patent held and filed the material license agreements as exhibits to Amendment No. 1. The Company does not currently hold any patents.

Sales, page 70

12.	We note your disclosure that you sell your products to customers throughout the world. Please revise to disclose the country where a majority of your sales are attributed to.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 66 of Amendment No. 1 accordingly to provide that the United States compromises the majority of the Company’s sales.

13.	We note you disclose your target market for domestic sales. Please revise to disclose your target market for international sales.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure accordingly on page 66 of Amendment No. 1.

SRM Entertainment, Inc.
February 6, 2023

Executive Compensation, page 76

14.	Please update your compensation disclosure as of the fiscal year ended December 31, 2022.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure accordingly on page 72 of Amendment No. 1.

Financial Statements of SRM Entertainment, Inc.

Statement of Changes in Shareholders’ Equity, page F-5

15.	We note from page 4 that in November and December 2022, SRM Entertainment, Inc. entered into subscription agreements pursuant to which you issued an aggregate of 1,700,000 outstanding shares of common stock to certain founders of the registrant. Please explain to us, and revise Note 4 to describe the circumstances relating to your issuance of these shares and to disclose why you have reflected the transactions in the financial statements of SRM Entertainment, Inc. as of and for the period ended September 30, 2022. Cite the accounting guidance on which you relied. Revise all other sections of the filing, as appropriate, to eliminate any inconsistencies in your disclosure.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure accordingly on pages 4, F-10 (to include the subscription agreements as a subsequent event) and II-2 of Amendment No. 1 to eliminate any inconsistencies. As further clarification, the Founders (Richard Miller, Brian S. John, Taft Flittner, Doug McKinnon, Markita Russell, and Debbie McDaniel-Hand) formed the Company and on April 22, 2022 (the “Formation”) caused Corporate Creations Network Inc. to file the Articles of Incorporation with the Nevada Secretary of State. At Formation, the Founders had verbal agreements amongst all parties regarding equity participation and responsibilities. A total of 1,700,000 shares were issued to the Founders at par value ($0.0001 per share) and recorded as Common Stock issued $170 and subscriptions receivable of $170. The formal subscription agreements were executed from November 28, 2022 to December 7, 2022.

Note 5 - Acquisition of SRM Entertainment Limited by Jupiter Wellness, page F-10

16.	You disclose here that on November 30, 2020, Jupiter Wellness, Inc. acquired SRM Entertainment Limited. Please revise your disclosure throughout the filing to consistently disclose the correct date of this transaction. For example, on pages 3 and 67 you indicate that the transaction occurred in November 2019.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 3 and 63 of Amendment No. 1 to consistently disclose that on November 30, 2020, Jupiter Wellness, Inc. acquired SRM Entertainment Limited.

17.	In this regard, we note several inconsistences and typographical errors throughout the filing. For example, on page F-15 you show the statement of cash flows adjustment related to accrued liabilities as “$40,8834”; on page F-20 you disclose an allowance for doubtful collections at December 31, 2021 of $0 while on page F-27 you disclose an amount of $104,851; and the amounts disclosed for prepaid expenses and deposits on page F-20 are not consistent with the amounts shown on pages F-21 and F-29. In addition, on page 60 you refer to amounts reported as of December 31, 2017 instead of December 31, 2021; on page 64 you refer to your “unaudited” financial statements for the year ended December 31, 2021 and 2020; and on page 104 you refer to the financial statements of SRM Entertainment Limited as of December 31, 2021 and 2022 instead of December 31, 2021 and 2020. Please revise the filing throughout to eliminate these and other inconsistencies and errors.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure throughout Amendment No. 1 accordingly.

SRM Entertainment, Inc.
February 6, 2023

Note 7 - Subsequent Events, page F-11

18.	We note your disclosure that you entered into a stock exchange agreement with Jupiter Wellness, Inc. in December 2022 where you exchanged 7,300,000 shares of your common stock for two ordinary shares of SRM Entertainment, Limited representing all of the issued and outstanding shares of SRM Entertainment, Limited. Please revise to disclose your accounting for the transaction and to describe any resulting changes to the presentation of your financial statements in periods following consummation of the transaction. Tell us the accounting guidance on which you relied.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page F-10 of Amendment No. 1 to clarify the stock exchange agreement. The transaction will be consummated immediately prior to the effective date of the Registration Statement. Since the agreement was not finalized it should not have been disclosed as a subsequent event in the previous document. We have removed the disclosure in the updated version.

Recent Sale of Unregistered Securities, page II-2

19.	Please indicate the section of the Securities Act of the rule of the Commission under which exemption from registration was claimed, and state briefly the facts relied upon to make the exemption available. See Item 701 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page II-2 of Amendment No. 1 to include that the shares of common stock were issued and sold in reliance upon Section 4(a)(2) of the Securities Act and include the consideration paid for the shares of common stock. The issuance only consisted of Founders and employees of the Company without involving a public offering.

Exhibits

20.	We note you have not yet entered into employment agreements with your executive officers, but you intend to do so. When you do so, please be sure to file these agreements as exhibits.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure accordingly on page 73 of Amendment No. 1 and the exhibit list to indicate that these employment agreements will be filed as exhibits to Amendment No. 1.

General

21.	We note your risk factor disclosure related to the COVID-19 pandemic. Please disclose (1) whether your business segments, products, lines of service, products, lines of service, projects, or operations are materially impacted by the pandemic-related lockdowns in China and (2) the impact of consumer demand declines in China. In addition, discuss any steps you are taking to mitigate adverse impacts to your business.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has determined that there are currently no material risks associated with the pandemic related lockdowns in China and the impact of consumer demand declines in China, as the majority of the Company’s sales are attributed to the United States.

SRM Entertainment, Inc.
February 6, 2023

22.	Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions especially in light of the effectiveness of the UFLPA. For example, discuss whether you have or expect to:

●

Suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; closed factories or stores; reduced headcount; or delayed projects;

●	Experience labor shortages that impact your business;
●	Experience cybersecurity attacks in your supply chain;
●	Experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials;
●	Experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;
●	Be unable to supply products at competitive prices or at all; or
●	Be exposed to supply chain risk in light of the effectiveness of the UFLPA

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company does not believe our suppliers source from the XUPAR. To date, the Company has not had to suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; experienced inventory shortages; closed factories or stores; reduced headcount; or delayed projects; experienced labor shortages, cybersecurity attacks in its supply chain, higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials; been unable to supply products at competitive prices nor is currently exposed to supply chain risk in light of the effectiveness of the UFLPA. The Company has revised its disclosure to add a risk factor on page 33 of Amendment No. 1.

23.	We note your disclosure on the cover page that you will not consummate the offering or distribution if your common stock is not approved for listing. Please update your disclosures on the cover page, pages 20, 43 and 102 to clarify that your offering and distribution is contingent on final approval of your NASDAQ listing.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure accordingly on the cover page, pages 20, 43 and 98 of Amendment No. 1 to clarify that both the offering and distribution are contingent on final approval from Nasdaq.

SRM Entertainment, Inc.
February 6, 2023

Please do not hesitate to contact our counsel Arthur Marcus at (212) 930-9700 with any questions or comments regarding this correspondence or on Amendment No. 1, filed herewith. Thank you.

Sincerely,

SRM Entertainment, Inc.

By:	/s/ Richard Miller
Richard Miller
Chief Executive Officer

cc:	Stephany Yang and Martin James, Securities and Exchange Commission
Arthur Marcus, Esq., Sichenzia Ross Ference LLP